Jerry Washburn BIO

jerry@rommelllc.com
480.639.8727

Mr. Washburn is a seasoned *strategic* C-Suite executive with over 35 years of *operating-finance-information technology* experience in a variety of senior level roles (CFO, COO, CEO, Advisory and Fiduciary Board) across multiple industry sectors spending most of his career actively participating in and leading early-stage and emerging market companies through rapid scale and transition. Washburn's experience spans all crucial facets of rapid growth companies including, capital acquisition (debt/equity), strategic planning and business development, operations management, technology and business process optimization, back office structure implementation, mergers and acquisitions, reorganization and restructuring, exit planning and execution (strategic/financial sales) and private-to-public (IPO) transactions.

With his strategic thought leadership acumen, Washburn has successfully functioned in a number of senior level *operating* roles. At Blue Sun Energy for example, after serving as the company's CFO for a period, he took over day-to-day operations as COO and lead the company through its rapid scale from a $2 million per year startup to a $100 million a year renewable energy refining company that entailed raising substantial capital for construction of a renewable liquid fuels refinery, assembling, overseeing and directing development of the company's operating team and directing implementation of a technology-leveraged back office infrastructure to support the rapid expansion.

Washburn is also unusually well grounded and experienced in both *corporate finance* and *technology systems and infrastructures* and is particularly adept at and a sought after business process and technology specialist for rapid growth companies seeking to leverage-technology for operational optimization and efficiency. Washburn for example, directed the successful GRC (Corporate governance, Risk management and Compliance) implementation business processes/systems at Pacific Ethanol, Inc., (Nasdaq "PEIX") in support of that company's scale from a $70 million *private* commodity trading company to its present $1.6 billion *public* multi-plant ethanol refining status, including implementation of a technology-leveraged back office infrastructure, installation of ERP systems for information collection, processing and reporting across the entire organization and successfully leading the company through its initial Sarbanes-Oxley assessment and evaluation process.

Washburn commenced his career with Arthur Andersen & Company where he served as engagement head of the world-wide independent audits of Boise Cascade and Georgia Pacific Corporations and was a recognized and sought after specialist in SEC matters and Internal Control systems and processes. Following Andersen, Washburn served in senior leadership roles at Total Information Systems, Inc., (CEO) an ERP *software developer*, IPRO, Inc., (President) a *digital imaging technology developer*, OneSource Technologies, Inc., (COO) a *large-scale digital equipment technology service prov*ider, Modern Industries, Inc. (CFO) a nano-tolerance machine tool exotic metal parts manufacturer and Blue Sun Energy, Inc., (CFO/COO) a renewable liquid fuels refiner.

In addition to the PEIX assignment, as advisor/consultant Washburn has been instrumental in a number of other successful *technology focused* project assignments including for example, Project Director for Saunders Construction, Inc**.,** a privately held $300 million commercial construction management and general contracting firm where he directed the successful rescue of a stalled and troubled Oracle ERP implementation and Project Director for Hunter Contracting Company, a $200 million family-owned infrastructure general contractor where he directed the integration of the company's three disparate software platforms for estimating, project management and finance to facilitate seamless real-time reporting metrics for executive management across the organization.

Mr. Washburn, a CPA holds a Bachelor of Science Degree in Accounting from Brigham Young University and is a member of the AICPA and a biographic listee in *Who's Who of Finance and Industry* – 1974 - 2015.